

Mail Stop 4631

September 8, 2009

Mr. Jose Flores Flores
Group Simec, Inc.
Calzada Lazaro Cardenas 601
Colonia La Nogalera, Guadalajara
Jalisco, Mexico 44440

> **RE:** **Group Simec, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed July 20, 2009**
> **File # 1-11176**

Dear Mr. Flores:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2008

Operating Results, page 49

1. Please revise future filings to address the following:

    - We note from your disclosure on page 16 that a significant portion of your sales are to the automotive industry. If changes in sales to this industry have a significant impact on your results, please present a specific, quantified discussion of such changes on a comparative basis.

- We note from your disclosure on page 16 that customers in the automotive industry continually seek price reductions. Please include a quantified discussion of the impact of these reductions on your operating results.
- We note that you experienced a significant decrease in sales during the six month period ended June 30, 2009. Please more fully discuss management's expectations regarding future sale trends and any plans to address such trends.
- Please address if and how any decreases in sales to a particular industry or on a consolidated basis may impact your liquidity.

Critical Accounting Policies, page 58

2. Please provide us and revise future filings to include a more specific and comprehensive discussion regarding your basis for determining that deferred tax assets will be realized in the future. In this regard, please include a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based on reasonably likely changes. Please also identify all the positive and negative evidence you considered in determining if a valuation allowance is necessary. Refer to paragraphs 23 and 24 of SFAS 109.

3. Please provide us and revise future filings to include a more specific and comprehensive discussion of your impairment policy for goodwill. Reference SFAS 142. In this regard, please specifically address the following:

- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based on reasonably likely changes.
- How the assumptions and methodologies used for valuing goodwill in the current year changed since the prior year, highlighting the impact of any changes.
- Quantitative information regarding any significant known trends.
- Any other material and useful information you gather and analyze regarding the risks and recoverability of goodwill.

Item 15. Controls and Procedures
A. Disclosure Control and Procedures, page 99

4. Given the material weaknesses in internal control over financial reporting, discuss in reasonable detail the basis for management's conclusion that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

B. Management's Annual Report on Internal Control over Financial Reporting, page 99

5. In management's report, include a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued

an attestation report on management's assessment of the issuer's internal control over financial reporting as required by Item 15(b)(4) of Form 20-F.

6. Revise your disclosure in the second sentence to conform to the language defining internal control over financial reporting in Rule 13a-15(f) under the Exchange Act.

D. Changes in Internal Control over Financial Reporting, page 102

7. We note your disclosure that, "Except as described in Items 15B and 15C in this annual report, there were no changes in our internal control over financial reporting…". Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the fiscal year that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting.

Item 19. Exhibits, page 105

8. We note the disclosure that several of the exhibits have been previously filed. Please revise to indicate that you are incorporating these exhibits by reference and indicate the filing(s) from which you are incorporating by reference.

Exhibits 12.1 and 12.2

9. Please file an amendment to your Form 20-F to include revised copies of these exhibits to provide the certifications in the exact form required by Form 20-F. Refer to paragraph 12 of the Instructions to Exhibits. In this regard, we note that you omitted from each exhibit the certifications regarding internal control over financial reporting set forth in paragraph (4), as well as the reference to internal control over financial reporting in the introduction to paragraph (4).

Report of Independent Registered Public Accounting Firm, page F-2

10. Your audit report indicates that your auditor conducted their audit "in accordance with auditing standards of the Public Company Accounting Oversight Board (United States)" however, Audit Standard No.1 states that the auditor should conduct their audit "in accordance with the standards of the Public Company Accounting Oversight Board" since such standards also include practice standards. Please amend your filing to include a report from your independent accountant that complies with the requirements of Audit Standard No.1.

<u>Note (19) Differences between Mexican financial reporting standards and United States accounting principles, page F-42</u>

<u>General</u>

11. We note your disclosure on page F-13 that you consider a hedge instrument to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulative basis by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. Please tell us how you considered the guidance in SFAS 133 in determining that this range could be defined as highly effective for U.S. GAAP purposes.

<u>Statement of cash flows, page F-49</u>

12. Please explain how you determined it is appropriate to classify changes in your long-term inventory and other non-current assets in cash flows from investing activities. Reference SFAS 95.

<u>Goodwill and intangibles, page F-48</u>

13. We note your references to an independent valuation analyses and independent estimates of your market capitalization. Please tell us the nature and extent of the involvement of third parties and tell us whether you believe they are acting as experts as defined in the Securities Act of 1933.

14. Please revise future filings to disclose goodwill by reportable segment. Reference paragraph 45 of SFAS 142.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief